Exhibit 99.2

Land and Buildings: Addressing Abysmal Corporate Governance

and Chronic Underperformance at Taubman Centers

Moderator: Jon Dunn

May 1, 2017

10:00 am ET

Operator:	Ladies and gentlemen thank you for standing by. Thank you for joining today’s call. All lines will be placed on listen-only mode. I will now turn the call over to Land and Buildings. Please go ahead.

Jon Dunn:	Good morning and welcome to the Land and Buildings Taubman Centers conference call. Before we begin please listen carefully to these important disclosures. This conference call reflects the views and opinions of Land and Buildings based on publicly available information. The call is for general information purposes only and does not represent investment advice or an offer to buy or sell securities. Land and Buildings has not sought consent from third parties to use information from third-party sources and those sources have not endorsed the views expressed on this call.

Land and Buildings is not responsible for any omissions or accuracies and recognizes that actual results may vary from projections made on the call. During the course of this call we may make forward-looking statements which are based on current expectations and assumptions and entail various risks and uncertainties that could cause future results to differ from those expressed in these forward-looking statements. Land and Buildings undertakes no obligation to correct or update any forward-looking statements whether as a result of new information, future events or otherwise.

1

Land and Buildings has filed a definitive proxy statement and accompanying gold proxy card with the SEC to be used to solicit proxies in connection with the 2017 Annual Meeting of shareholders of Taubman. Investors and shareholders are advised to read the proxy statement and any other documents related Land and Buildings’ solicitation filed with the SEC because they contain important information including information relating to the participants and Land and Buildings’ proxy solicitation.

And these materials are available at no charge at the SEC website at www.sec.gov. These materials are also available without charge by directing your request to Land and Buildings proxy solicitor DF King at a toll-free number 800-207-3159 or via email at tco@dfking.com. These materials are also available at www.savetaubman.com. I will now turn the call over to Land and Buildings founder and CIO, Mr. Jonathan Litt.

Jonathan Litt:	Great, thank you (Jon) and good morning everyone and thank you for joining our call. In today’s call we will demonstrate the urgent need for change at the nine person Taubman Centers staggered board and urge you to vote for our two director nominees, Charles Elson and myself John Litt, on the gold proxy card. For the first time in 25 years Taubman shareholders' voices can be heard and alternative directors can be selected by common shareholders who will hold management and the board accountable for abysmal corporate governance and chronic underperformance.

Director voting is likely the only way to affect change at Taubman Centers given the plurality, voting requirement. What that means is whoever gets the most votes gets elected as a director. This is as opposed to the super majority requirement for many other corporate decisions which Bobby’s dual class structure can effectively block. So again the plurality voting for directors, it’s like the only way to affect change at Taubman Centers.

2

Our deck which you should have and if you don’t you can go to savetaubman.com we will cover and will go through the executive summary should take 30 to 35 minutes. With me today is fellow Taubman Center's nominee Charles Elson. He’s a proven leader in corporate governance. He's expert in the field of corporations, securities regulation and corporate governance. He is the Director of the John Weinberg Center of Corporate Governance at the University of Delaware. He’s written extensively on the subject of boards of directors and is a frequent contributor on corporate governance issues to various scholarly and popular publications.

Charles has significant public company board experience including Director at HealthSouth, Director at Bob Evans, former Director at AutoZone -- all companies where he was instrumental in improving corporate governance and enjoyed very strong shareholder returns during his tenure. He’s active in promoting best in class corporate governance through a number of industry associations and other activities.

Now turning to the deck I’d like to direct you to Page 2 and do a brief overview on Taubman Centers. Taubman Centers owns the most productive portfolio of Class A malls available in the public markets. These malls will likely stand the test of time and prove indispensable to retailers where they could drive meaningful profit, get brand exposure as well as to consumers seeking out the best retailers.

They own 24 malls across the United States, Puerto Rico, China and South Korea. They completed their IPO in 1992. Despite having the best and most productive portfolio of Class A regional malls Taubman Centers has dramatically underperformed its Class A mall peers, it’s proxy peers and the REIT Total return Index on their trailing one, three and five year time period. But if that’s not long enough just go back and look at the underperformance relative to Simon so the - since Bobby Taubman just said no to the Simon offer. Taubman has underperformed by 145%.

3

Why has this company persistently underperformed? They have abysmal corporate governance. They have poor operations and they have undisciplined capital allocation. We believe Taubman shareholders have been the victims of a self-interested management team and a complacent board. It's time to instill accountability, remedy dismal performance and unlock substantial trapped value.

Turning to Page 3 many of you know of Land and Buildings. I’ll briefly highlight, we invest in publicly traded real estate and real estate stocks. We have a long-term investment horizon. We invest primarily in companies with discounted valuations and we aim to maintain and nurture constructive relationships with portfolio companies.

Turning to Page 4 why are we here? We’ve known this company since 1992 at its initial public offering. We’ve covered the company both as an investor and as a sell side research analyst holding countless discussions with management over the years regarding the grave concerns we highlight in this presentation.

Since the first half of 2016 we have actively engaged with Chairman, President and CEO, Bobby Taubman and implored him to take actions to address deplorable state we find the company today. Attempts to privately and collaboratively engage with Taubman Centers management and the board have been futile as the company feels numerous issues we highlighted are non-issues as in Taubman’s reactive changes since our initial engagement have been cosmetic to preserve the troubling status quo. And nothing short of new directors on the board we believe will hold this board accountable. Bobby Taubman and the board are out of touch with all relevant stakeholders at Taubman Centers including shareholders, consumers and retailers and they need to be held accountable.

4

Turning now to Page 7 we'll walk you through the executive summary. Once we're done with the executive summary we have a number of case studies we would like to discuss. Again we're hoping for this phone call to be about 30 to 40 minutes. Page 7 what’s wrong with Taubman Centers? Like me to reiterate, abysmal governance and chronic underperformance. There are three legs to the stool that have contributed to this underperformance governance. They have the worst of the worst governance in the REIT industry and their REIT industry is notorious for having the worst governance in corporate America.

What has Taubman done? They’ve disenfranchised shareholders through a dual class share structure, classified staggered board, over tenured board, combined Chairman and CEO and onerous antitakeover provisions. In practice they’ve utilized all of these tools to disenfranchise shareholders including ignoring shareholder voices saying unilaterally they’re not for sale and pledging stock.

First leg of the stool is governance. Second leg of the stool for underperformance is operations. This company is run like an unaccountable private company for the benefit of Bobby Taubman. Third leg of the stool for underperformance, capital allocation. They have an undisciplined approach to capital allocation which has resulted in inferior returns on investment and likely substantial impairments to come in the future.

The result of these three issues is 57% stock underperformance versus the Class a mall peers over the last five years. Taubman Centers board has created a situation whereby Taubman will likely never approach its intrinsic value under the leadership of the current chairman and lead director. Turning the page to Page 8 and we'll go through these quickly we highlight performance. On Page 8 you could see not only on five years but on three year and one year no matter who you compare them to Taubman Centers has substantially underperformed its peers. If you compare them just to their mall peers over the last five years shareholders have been deprived of $30 of value more than 50% upside had they been able to keep up with Class A mall peers. In addition since 2003 when they unilaterally rejected Taubman’s offer, shares of Taubman have underperformed Simon by 145%.

5

Page 9 you could see the five years relative to their mall peers they're the bottom of the pack. Taubman Centers are underperforming by 57%. Turning the page to three years Taubman's at the bottom of the pack underperforming by 29%. Turning the page again to one year Taubman is at the bottom of the pack underperforming by 4%.

What I’d like to do now is turn it over to my fellow Taubman Center's board nominatee Charles Elson to talk to Page 12 about corporate governance. Charles?

Charles Elson:	Thank you, appreciate being with you all this morning. You know, I typically don’t do these sorts of things unless I think that number one there's – a company has real value long-term which I think this company does and number two that the governing structure is bad enough that it effects the ability to get to that value. And I unfortunately I think this is one of those companies.

Number one the REIT industry has been known for a long time since they first went public and is the, really one of the worst sectors for corporate governance practices generally. That’s been known for a long, long time. And unfortunately this company tends to be at in my view kind of the top of the pack as far as problematic practices. Both structurally and the way the board itself has performed.

Boards are there to monitor management, to ensure long-term shareholder value. While many years ago they were there to advise the CEO, today, they’re supposed to beat monitors to ensure accountability and decent returns. And I think this board given its structure and its practices is not doing its job in my view effectively as the kind of oversight vehicle you want.

6

Why? Number one, you've got dual class voting. That’s always a problem in any company because any time someone’s economic interests and their voting interests are divergent obviously the voting interest is greater than the economic interest you’ve got a problem of accountability and it creates all kinds of potential problems for the shareholders of the company vis-à-vis management accountability. And all kinds of problematic things typically come out of the dual class structure or it raises problematic vis-à-vis the dual class structure. This is a dual class company. It went dual class after I believe it went public which is interesting too.

Secondly it’s got a classified board. Again an anathema to investors because again it reduces accountability. While most companies have moved away from the classified board structure this company has seemed to have embraced it despite two shareholder resolutions that passed very, very almost overwhelmingly to declassify board remains classified.

The board is over tenured at 16 years on average. That’s a long time. The key today is refreshment. A lot of companies have term limits, age limits. You’ve got to refresh a board from time to time to keep the oversight appropriate. The longer you're there the more comfortable you get, the harder it is to enter - to basically to innovate against yourself. And it also gets tougher as friendships develop and relationships develop to innovate against management and innovate with management to come up with new ideas. This board has been there a long, long time -- unusually long.

Additionally you have the combined Chairman CEO role. You see it at a lot of companies but the trend is away from that. Why, because a board is supposed to be a monitor of management. And it’s inappropriate to have the person chairing the board who is the person being monitored a la the CEO. That’s why you see it split.

7

The chair's CEO in a combined position is a vestige of an old style board where the CEO was more imperial than one are today and basically looked at the board as advisors. Today the board is there to monitor and it’s inappropriate in my view to have the combined role.

Family in this case can block any acquisition due to the structure of the share structure of the company. You have significant antitakeover provisions which again reduce accountability. The whole idea of these sorts of allowing the market some sort of input or shareholders some input is to create accountability which leads to better performance. You really don’t see that given these provisions here.

You also have unlimited investment amongst the independent directors which reflect in my view kind of a lack of skin in the game. They’ve been with this company a long time. They should feel comfortable about its future, invest in its future. The investment here relatively speaking is kind of limited and troubling too.

Find it kind of interesting too the - you have one director who's 90 years old, been on the board for 25 years. That’s just a long time anyway you look at it, has been chairing the audit committee until very recently. That’s troubling too.

8

The structure of this board in my view is from a governance standpoint is highly problematic, leads to a problem with accountability that ultimately leads to underperformance. And I think that bringing some new blood in and here we're looking at two potential directors one with government experience, other with operational experience to hopefully beginning to reform this thing certainly on the governance side of the house. But let's look at the board actions themselves. I think that's concerning too.

You have the dual class structure and the 30% Killer B votes. It really is something that's very unusual in a public company. And it's very problematic obviously I think for the other shareholders. The fact that the - a number of shares are pledged by the family is troubling too because again who's interest ultimately prevails? And that's always a difficult question when you have pledging, you know, of your shares to someone else. That's good from a governance standpoint concerning.

Interestingly too you had shareholder proposals here for two years in a row to de-stagger this board won by big numbers. The board ignored it. You had a shareholder vote vis-à-vis the acquisition by Simon -- significant vote. It was basically ignored.

Mostly interesting you have a lead director today. Lead director's supposed to be the leader of the independent, supposed to be helping the independent directors respond effectively to actions of management. Instead the lead director here has never been elected by the shareholders, was appointed by the board twice, once a number of years ago and then again today, is appointed to the board, wasn’t elected and is now the lead director. That’s troubling too because the whole point of the lead director is to rally the independent directors to effectively oversee management.

The limited board stock ownership here, the allowance by this board of a number of actions a la of the governance is very, very troubling. I think it shows to me at least a board that may be independent in some respects but if you look at the interrelationship amongst these directors amongst each other over the years and amongst the family I think it suggests a board the may find it very, very difficult to exercise its independence.

9

And by finding it difficult to exercise its independence I think it makes it very tough to hold management accountable as a modern governed board would do. And that is problematic ultimately for shareholder value. Accountability is key. And that seems to be missing through this structure and through the actions of this particular board that in fact it seems as though management is running the show here and that’s troubling.

Now I think that that’s why I agreed to come on the slate. That’s why I think that one, two people on this board from the outside can really make great change and really help this company realize the value of its assets. It’s got tremendous potential because of its great asset quality asset value. And that’s why I joined with John. And I’ll turn it back to John to let him go to the operational and other issues. Thank you.

Jonathan Litt:	Thank you Charles. Turning to Page 15 we want to be clear that it is the Taubman family's and Bobby Taubman’s MO to maintain control in these public company situations and at the same time disenfranchise shareholders. We first saw the Taubman family do this at Sotheby's where they had a Killer B share granting them 62% voting right.

When Ron Baron bought 55% of the common stock and wanted to effect change the Taubman family was quick to point out that they can’t affect change with 55% ownership because of the Killer B shares that they had at Sotheby's. Eventually after repeated attempts Taubman family was paid off to get out of their Series B - sorry their Killer B shares at Sotheby's -- a 20% premium. Finally Dan Loeb came into Sotheby's and got three board seats in 2014 and Bobby Taubman stepped down from the board of Sotheby's in 2016.

10

Now at Taubman Centers they also have a Killer B share. And I’m going to ask you to turn to Page 16 to talk about that. In 1998 the Taubman Centers board cemented Bobby Taubman and his family’s control of Taubman Centers through the issuance of the Killer B preferred security. They got the security despite having de minimis common shareholdings. They paid just $38,400 for that Killer B security.

If you turn the page to Page 17 I want to contrast Bobby Taubman and the Taubman family to the most celebrated REIT CEOs in the industry. When REITs went public in the 90s and even today typically the founders will own as the Taubman family and Bobby Taubman did minority nonvoting partnership units in a separate partnership from the public company. again they will own minority nonvoting partnership units in a separate company.

That’s how they were structured. That’s how they operate today. You can look to Sam Zell at Equity Residential, Steve Roth at Vornado, Mort Zuckerman of Boston Properties, David Simon at Simon Property Group. They own minority nonvoting partnership units in the separate entity.

Taubman went public in '92 but six years later he said, "You know what, I’m out of here. I want a vote at the REIT." And again the board granted him this vote 30% vote for $38,400.

We know today based upon where we’ve seen similar B share transactions happen that this will likely be a $500 million windfall for Bobby Taubman and his family if they sought to sell that Killer B position or get bought out of it. So there is a transfer of wealth they could occur from shareholders to the Taubman family approved by the board at a cost of just $38,400 to the Taubman’s.

11

Turning the page to Page 18 I want to reiterate a point which I made in my opening comments. Director voting is like the only way to effect change at Taubman giving the plurality vote requirements. Whoever gets the most votes get elected to the board. And it’s kryptonite to not protect Lex Luther from Superman nor should the Killer B protect Bobby Taubman from shareholders voices. We strongly encourage you again to vote for Charles Elson and myself on the gold proxy card.

For those of you who may think the Killer B will make it impossible to win an election I want to take it to the next Page 19 and illustrate two things. One, how Bobby Taubman has repeatedly ignored shareholder voices and second, how we can get new directors on the board.

In 2003 85% of the common shareholders tendered their shares for Simon’s acquisition offer. If we got 85% of common shareholders voting for on our proxy card we would get two new directors on the board. In 2007 89% of common shareholders voted to de-stagger the board. Again if we got 89% of common shareholders we would get two new people on the board. In 2008 85% of common shareholders voted to de-stagger the board. In 2016 Citigroup led by Michael Bilerman surveyed institutional investors and found that 89% of institutional investors would vote Bobby and/or Myron Ullman off the board. What has Bobby Taubman done? He’s ignored all of these occurrences of shareholders trying to express their voices. That doesn’t have to happen in this election and again we encourage you to vote the gold proxy card.

Turning to page twenty, I want to move from corporate governance to the chronic underperformance that we had to endure as shareholders of Taubman. And this comes from two sources: undisciplined capital allocation and horrible operations.

What we’re trying to show in this palm tree here is, while Bobby has been busy chasing Hawaii, San Juan, and other developments, we’re likely going to see impairments on these assets of over a billion dollars. We have detailed case studies on each one of these which we’ll discuss later.

12

And on the other side of the tree, the low-hanging fruit that he could have been pursuing if he was focused on it - existing portfolio of some of the best malls in the United States was missed opportunities -- food malls, short-term leasing, kiosk, advertising, reducing expenses. We estimate that could have added a billion-seven in value had he pursued this.

We’ll take each one of these briefly in turn.

On page twenty-one, on the operating side, we believe Bobby is leaving twenty dollars per share on the table due to massive operational underperformance. We have a great case study we’ll walk through which shows how quickly EBITDA can be grown from a mall with effective management.

How has this happened? Missed revenue opportunities combined with bloated expenses have left shareholders with horrible operating results -- 770 basis points inferior EBITDA margins to the Class A mall peers. 770 basis points -- this is extraordinary.

If they were able to achieve the same margins as their peers, that would add sixty-five million in incremental earnings -- over twenty percent increase. $1.7 billion in value, or twenty dollars per share.

The operational upside of twenty, we believe, is achievable based on our on-the-ground diligence of many of the company’s assets.

Turning to page twenty-two, we’ll talk about the undisciplined capital allocation.

13

We highlight four malls here which the company has developed in the last five years. And we estimate there will be a billion dollars of impairments in the future. We’re going to have a case study on each one of these, so I’ll come back to that in a few minutes.

On page twenty-three, we titled this slide “Bobby is out of touch on development. He’s misleading investors and likely his board.” This is really a key point because we all rely on the management team to understand what they’re doing and developments they’re pursuing. I’m going to highlight three of these quotes here of Bobby.

So we have this column that says “what Bobby says,” and then we have a column that says “but in reality.”

International Marketplaces Mall in Waikiki, Hawaii, which opened up in the fall - Bobby had said repeatedly the rents on this street have consistently been over $400 a square foot. Many individual stores are at $500 to $600 in rent per square foot.

The reality -- based upon our site visits and discussions with other owners, few, if any, stores are paying over $400 per square foot. The average in-place rent at the Superior Mall across the street is in the low hundred dollars per square foot range.

Let’s move on to the Mall of San Juan. Bobby Taubman said it will be a social and shopping destination like no other on the island. On our site visit, we observed few shoppers at night and during the daytime while competitive malls were teeming with shoppers.

14

Prestige Outlet Center -- going head to head with a competitor in the development of an outlet center, Bobby Taubman said retailer interest is extremely high. There’s wide recognition that the market is superb and that our site is vastly superior.

The reality -- Taubman’s project cost eighty percent more per square foot than its competitor’s development. It leased up poorly and is generating little to no income as its competitor earns a robust return.

Shareholders are not alone in being misled by Bobby. The court noted that the Taubman family had hired company advisors without consulting the board.

Turning the page, we’re going to talk in the next two pages about the director’s we’re opposing. We’ll start with Bobby Taubman.

Bobby has a demonstrated history of running roughshod over the Taubman Center’s independent board members and common shareholders. How has he done this? Dual class voting structure -- the killer bee -- which has been used regularly to ignore shareholder voices. He focuses on the Taubman family’s interest, not all common shareholders’ interest.

He’s unilaterally indicated that the company is not for sale. He’s made board decisions without consulting the board. He acquired the killer bee vote. He avoided reducing control since their IPO by very limited equity issuance.

15

Bobby Taubman’s troubling pattern of putting the Taubman family’s interest first, leading to Taubman’s horrible operating performance and poor capital allocation decisions, merit change now.

Turning to page twenty-five, Director Myron Ullman. Myron Ullman’s repeated support of preserving the status quo at Taubman Centers, a long history with the Taubman family, seriously calls into question his independence.

He’s on his second stint on the board. He supported the Taubman family’s rejection of the Simon offer. Despite his two stints on the board, he’s never been elected by shareholders. He was appointed by the board for multiple year terms.

As we’ll talk about in a moment, his interconnections with the Taubman family are troubling, at best.

Turning to page twenty-six, the Taubman family and Myron Ullman -- there’s decades of history here. The Taubman family, including Al, Bobby, and Billy - at Macy’s, the Taubman family was a large investor and Al Taubman sat on the board. While Al Taubman sat on the board, Myron Ullman ascended to the ranks of Macy’s to eventually become its CEO.

At JCPenney, JCPenney is a tenant of Taubman Centers and Myron Ullman was the CEO on two occasions. Not bad enough that we have a tenant on the board, but Lisa Payne, who is the former CFO of Taubman, went on the JCPenney board at the time Myron Ullman came off.

16

Ron Tysoe, who is on the Taubman Center’s board, is also on the JCPenney board. Is it coincidence that there’s such overlap with JCPenney and Myron Ullman?

Finally, LVMH. LVMH is one of the most celebrated retailers. They are a tenant in Taubman Centers. At the time Myron Ullman was the managing director at LVMH, LVMH attempted to acquire Sotheby’s. Sotheby’s was controlled by, as we’ve already talked about, the Taubman family. Was this a white knight with Myron Ullman supporting the Taubman family?

Turning to page twenty-eight, Taubman Centers, we believe, needs new leadership and culture. Shareholders deserve a board refreshment. We believe a refreshed board will see FFO meaningfully higher than where it is today. We think the investor communications will go from falsehoods and overstatements to realities in the marketplace.

We think the board will go from disenfranchising common shareholders to maximizing value for all shareholders. We believe the share price will react positively and trade closer to net asset value.

Turning the page to twenty-nine, the path forward - a new and independent vision. We believe that our nominees have the right experience and expertise to help correct the course of Taubman and drive strong shareholder value creation. Without fresh voices, history has proven change will not happen.

We believe there’s sixty-five percent upside to NAV. How are we going to get there? Modernize corporate governance, enhance operations, and develop a disciplined capital allocation.

17

This morning, General Growth reported - another large owner of regional malls. Its CEO, (Sandeep)’s, comments were refreshing. He said, given the current share price and the reality in the marketplace that Class A malls will trade in the mid threes to low fours, he is going to pursue strategic alternatives to maximize value for all shareholders.

He went on to say that they regularly rotate their board members to ensure fresh perspectives. How nice would it be if Taubman Centers took those proactive steps?

What I’d like to do now is touch on some slides in the back, including some case studies.

Page thirty-three highlights that Bobby Taubman has sought to maintain control, not maximize value, and shareholders have been left holding the bag.

On page thirty-four, we asked the question -- does the apple fall far from the tree? And our answer is yes, it does. Al Taubman built this company to what it was and the question is -- is the CEO title hereditary? Bobby Taubman’s legacy since he became chairman is value destruction, poor operations, and horrible corporate governance.

In any other situation, you would not have a CEO surviving this long after this many years of underperformance.

Turning to page thirty-nine, just to highlight in 2003, Bobby Taubman and Myron Ullman gave Simon Property Group the Heisman and rejected their offer despite eighty-five percent of common shareholders tendering their shares for Simon. Taubman shares have underperformed by 145 percent since that time.

18

What I’d like to do now is turn to page eighty-two and eighty-three on operations and give a case study on Woodfield Mall. Woodfield Mall is a mall in Schaumberg, Illinois developed by the Taubman family, sold in 2013 when a new management team took over.

NOI was increased by four million dollars, or eight percent, creating over $100 million in value. What was done under the new management? They installed kiosks in vacant common spaces. They increased short-term tenant leasing in vacant stores. They increased food options. They had sponsored advertising. They operated at higher occupancies. They reduced energy costs. They reduced cleaning costs. They reduced trash removal costs.

If they were to do this across the mall portfolio, we estimate they could add seventy-five cents a share.

Let’s go through, now, how Taubman stacks up relative to competitors from an operating perspective.

Bobby Taubman is out of touch with mall trends, missing the shift from apparel to food and dining and entertainment. A great case study is Short Hills Mall, which is the crown jewel in the Taubman portfolio. Just a short distance away from Westfield Mall at Garden State Plaza.

Garden State Plaza has over fifty food and beverage centers. The mall at Short Hills has only sixteen. This trend has been going on for over ten years and the Taubman Centers have not reflected the change from apparel to food.

Turning to page eighty-five, where are the kiosks? Bobby’s leaving money on the table. He just doesn’t like the way they look.

19

So if you look on the top half of this page, Short Hills - big, wide open common area spaces. Mall of Millennia, another Taubman mall -- no kiosks.

Beverly Center -- no kiosks. Competitors - you see these kiosks. No money is left on the table at the competitors’.

On page eighty-six, Bobby is leaving money on the table with limited short-term leasing. At Cherry Creek Mall, pretty pictures are on the barricades to vacant stores, which don’t generate revenues. At International Marketplace in Hawaii, we see the same thing. And at the Short Hills Mall, the same thing -- advertising, photographs.

At competitors’, they put short-term tenants in the space with pictures that show no money being left on the table with short term tenants like Mercedes-Benz, BMW, and Amazon.

Turning to page eighty-seven, where’s the advertising? Bobby is leaving money on the table. You look at International Marketplace -- no advertising. Short Hills Mall, these beautiful sitting areas -- no advertising.

At the Mall of San Juan, one of the main reader boards when you walk in shows the rules of conduct. Rules of conduct don’t make money.

20

If you look at the competitors - and you can see here advert banners hanging from the ceiling. You can see sitting areas being sponsored and you can see movie ads on the reader boards.

Turning the page to page eighty-eight, this is evident in Taubman’s inferior operating margins --770 basis points below peers. It’s time for shareholders to have a voice and to hold Bobby accountable for the company’s worst-in-class margins.

Turning the page to page ninety, Taubman G and A costs are bloated due to excessive spending on a risky development platform. You can see here that Taubman’s G and A’s percentage of revenue is 460 basis points above peers. Maintaining a corporate jet isn’t cheap; neither is having a swanky New York office with Central Park views despite owning no assets in New York.

Turning the page to page ninety-one, I want to talk for a moment about the jet because this is quite troubling.

Bobby apparently reimburses the company for his use of the corporate jet, the corporate asset, for incidental costs -- pilots, fuel, etcetera -- but not for the actual cost of owning the aircraft. Why is Bobby seemingly afraid to disclose how much he personally reimburses Taubman Centers for the use of the corporate aircraft? Why doesn’t Bobby reimburse Taubman Centers for the actual cost of the airplane? Why is there a lack of disclosure regarding the cost of this corporate jet to shareholders?

Now, compare that with the practices of David Simon at Simon Property Group. He owns personally his own airplane and he bills the company when he uses it for business purposes. And he bills them at a substantial discount, as outlined in the proxy.

21

What I’d like to do now is turn to page ninety-nine and walk through some case studies on the undisciplined capital allocation. Page - first one is St. Louis Prestige Outlet Center. There Bobby goes again, likely having to impair this asset by $70 million.

If you look at page 101, you can see we don’t know how the board allowed Bobby to go head to head with a major competitor who had a leasing advantage. But Taubman went ahead. They spent $430 a foot on this development and today they’re accepting just - earning just a modest yield. Whereas the competitor spent $238 a foot and is generating an excess of a ten percent return.

The board bet big on management’s claim that they could win, but was the outcome ever in doubt?

Turning to page 102, the Mall of San Juan -- there Bobby goes again. Likely impairments of $260 million. What Bobby said - we continue to expect an eight to eight and a half unlevered return. But in reality, massive vacancies, barren inventory stores, and a lack of traffic suggest breakeven, at best.

Turning to page 104, you can see some slides on this. What was Bobby thinking?

627,000 square foot, ultra-luxury mall located in Central San Juan, Puerto Rico. The per-capita income in Puerto Rico is half that of the U.S. There was no unmet need for a luxury mall.

22

On our site visit -- and you can see the photos here -- the mall is empty. It’s empty of tenants. It’s empty of shoppers.

Turning to 105, you can look at competing malls with San Juan. And you can see these malls are teeming with people. This is not a Puerto Rico problem, as Bobby has claimed. This is a Taubman undisciplined capital allocation problem.

Let’s turn to International Marketplace. This mall opened in the fall. We think there’s going to be $160 million in impairments. This is located near Kalakaua, which is probably one of the top five most productive retail streets in America.

This was the wrong product, the wrong location. The competitor, Royal Hawaiian which is across the street, has seventeen storefronts on Kalakaua. International Marketplace has two. Our site visits revealed few shoppers and limited inventory in the stores.

The best way to illustrate Bobby’s claims on this asset are to look at the map on page 109 and 110. So, here you can see the Royal Hawaiian Center, which is across the street, and the retailers that are on the street. And this is where the action happens -- Tiffany, Cartier, Ferragamo, Tory Burch, Tourneau, Loro Piana, Fendi, Harry Winston, Hermes, Jimmy Choo.

This is the retail lineup that everybody would envy to have in their location. And now look at the far right, and you see Rolex and Tesla is the only stores at International Marketplace that are on Kalakaua.

23

Turn the page just to illustrate this. So, Bobby Taubman said street rents are consistently over $400 with many at five to six hundred a square foot. Based upon our due diligence and site visits, we estimate the Kalakaua rents are largely in the $100 to $300 per square foot range in that inner circle.

Bobby Taubman said our site is on the fifty-yard line of Waikiki’s primary retail shopping area. Now, we put this little image of a football field in there and you can see where the fifty-yard line is. And if you use your imagination to think of the last time you were at a football game, you can see that International Marketplace is, at best, in the parking lot of a football stadium. You’re not getting one to three hundred dollars per square foot back in the parking lot of this stadium.

We estimate net rents will likely be in the sixty to eighty dollar range when all said and done.

What Bobby spent on this asset - $1500 a foot, or over $500 million. You cannot generate an attractive return at sixty to eighty dollars per square foot in rent when you’re spending $1500 a foot to build the asset.

Turning to Beverly Center, likely a $500 million impairment down the road. Bobby said over the next two and a half years Beverly Center will go through a comprehensive $500 million re-imagination. But, in reality, Taubman’s lack of attention to this asset led to deferred maintenance and competitors gaining market share and eating Taubman’s lunch.

If you turn the page to 113, Bobby seemingly let a competitor dominate the Los Angeles market. And where was the board oversight? Westfield has been redeveloping Century City for almost a decade. And Taubman was - should have been well aware of this.

24

Bobby was busy developing in Asia and San Juan and Hawaii. The competitors were busy building a center that would be very difficult for Bobby Taubman to keep up with.

Remarkably, Bobby’s pursuit -- turning the page to 114 -- of airplanes, art, and swanky offices has come at the expense of common shareholders. We know his background with Sotheby’s and with corporate jets and the New York offices.

Investors should question - why are we turning Beverly Center while it’s under construction into an art museum? One, notably - ask the question on the side of the mall, can money buy you love? An exorbitant $500 million redevelopment cost, we view, is another example of Bobby putting his personal interests ahead of those of shareholders.

I’m going to turn you to 127 and switch back to our nominees. We believe that our nominees have the right mix of governance expertise and sector experience. We believe the incumbent directors have overseen disenfranchising shareholders and value destruction at Taubman Centers. And the path forward to unlocking that value is by electing two new directors.

Again, going back to page 139, we believe there’s three key ways to drive a new vision and an independent vision. With (Elson) and myself on the board, we will endeavor to modernize the governance at Taubman Centers, improve the operating results, and develop a disciplined capital allocation approach.

We do not believe this will occur without two new directors on the board. They’ve had twenty-five years to fix this thing and they have refused to, and they’ve just said no to shareholders.

25

With that, we will conclude the call. We will be happy to speak with anybody individually. Feel free to give us a call or shoot us an email and we can arrange a time to speak.

Thank you and, again, we encourage you to vote your gold proxy for (Elson) and (Litt). And we believe there’s tremendous value to be unlocked at Taubman Centers.

Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your line.

END

26